

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2024

Geoffrey Stuart Davis
Chief Financial Officer
Melco Resorts & Entertainment Limited
71 Robinson Road #04-03
Singapore 068895

> **Re: Melco Resorts & Entertainment Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2023**
> **File No. 001-33178**

Dear Geoffrey Stuart Davis:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023

Introduction, page 1

1.  In future filings, please revise your definition of "*China*" or "PRC" to remove the exclusion of Hong Kong and Macau from this definition. The definition may clarify that the only time that "*China*" or the "PRC" does not include Hong Kong or Macau is when you are referencing *specific laws* and *regulations adopted by the* PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Macau or Hong Kong, if applicable, and any risks and consequences to the company associated with those regulations. Please also disclose in the definition section that the same legal and operational risks associated with operations in *China* may also apply to operations in Macau or Hong Kong. Revise your risk factor disclosure accordingly. Please confirm your understanding and include your proposed disclosure in your response letter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction